SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 (Amendment No.)

                           WILLOW GROVE BANCORP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    97111E101
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                                 (CUSIP Number)
                                                     with a copy to:
   Jeffrey S. Halis                                  Michael W. Valente, Esq.
   153 East 53rd Street                              Lowenstein Sandler PC
   55th Floor                                        65 Livingston Avenue
   New York, New York  10022                         Roseland, New Jersey  07068
   (212) 446-2460                                    (973) 597-2500

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 2001
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Jeffrey S. Halis
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   2)   Check the Appropriate Box if a Member of a Group (See Instructions):
        (a)                       Not
        (b)                    Applicable
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   3)   SEC Use Only

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   4)   Source of Funds (See Instructions):    WC
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   5)   Check if  Disclosure of Legal Proceedings  is Required Pursuant to Items
        2(d) or 2(e):
                                 Not Applicable
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   6)   Citizenship or Place of Organization:     United States
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        Number of                    7) Sole Voting Power:             252,223*
                                        ----------------------------------------
        Shares Beneficially          8) Shared Voting Power:                 0
                                        ----------------------------------------
        Owned by
        Each Reporting               9) Sole Dispositive Power:        252,223*
                                        ----------------------------------------
        Person With:                10) Shared Dispositive Power:            0
                                        ----------------------------------------
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   11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

        252,223*
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   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):
                                 Not Applicable
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   13)  Percent of Class Represented by Amount in Row (11):    5.1%*
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   14)  Type of Reporting Person (See Instructions):     IA
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*    175,673 shares (3.6%) of Willow Grove Bancorp, Inc. common stock, par value
     $0.01 per share (the "Common Stock") are owned by Tyndall Partners, L.P., a Delaware limited partnership. 69,046 shares (1.4%) of Common Stock are
     owned  by  Tyndall  Institutional   Partners,   L.P.,  a  Delaware  limited
     partnership. 7,504 shares (0.1%) of Common Stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. Jeffrey S. Halis's interest in the Common Stock of the three entities is limited to the extent of his
     pecuniary   interest,   if  any,  in  Tyndall   Partners,   L.P.,   Tyndall
     Institutional   Partners,   L.P.,  and  Madison  Avenue   Partners,   L.P.,
     respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the common stock, par value $0.01 per share, of Willow Grove Bancorp, Inc., the principal executive offices of which are located at Welsh and Norristown Road, Maple Glen, Pennsylvania 19002.


Item 2.  Identity and Background.
         -----------------------

         The person filing this statement is Jeffrey S. Halis, whose business address is 153 East 53rd Street, 55th Floor, New York, New York 10022. Mr. Halis is the principal of the general partner of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., each of which is a Delaware limited partnership having its principal executive offices located at 153 East 53rd Street, 55th Floor, New York, New York 10022. Each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. invests in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options, and other securities of whatever kind and nature.

         Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         All funds used to purchase shares of common stock of Willow Grove Bancorp, Inc. on behalf of Tyndall Partners, L.P. come directly from the net assets of Tyndall Partners, L.P. All funds used to purchase shares of common stock of Willow Grove Bancorp, Inc. on behalf of Tyndall Institutional Partners, L.P. come directly from the net assets of Tyndall Institutional Partners, L.P. All funds used to purchase shares of common stock of Willow Grove Bancorp, Inc. on behalf of Madison Avenue Partners, L.P. come directly from the net assets of Madison Avenue Partners, L.P.


Item 4.  Purpose of Transaction.
         ----------------------

         On December 14, 2001, Willow Grove Bancorp (the "Company") filed a preliminary proxy/prospectus (the "Prospectus") for a "second-step" conversion transaction (the "Conversion"). On page 89 of that document, the Company disclosed that it had recently received a proposal from a mutual savings association for the acquisition of the Company (the "Proposed Acquisition"). In connection with such proposal, the offeror requested that the Company terminate the Conversion so as to allow the Proposed Acquisition to proceed. Without providing any level of detail or analysis regarding the Proposed Acquisition, the Prospectus states that the Board of Directors of (i) the Company, (ii) Willow Grove Mutual Holding Company and (iii) Willow Grove Bank rejected the acquisition as not being in the best interests of Willow Grove Mutual Holding Company, Willow Grove Bancorp, the Company, the members of Willow Grove Mutual Holding Company and depositors of Willow Grove Bank, as well as the shareholders of the Company.

         In subsequent conversations with Company management, I have requested that the Company publicly disclose the price proposed in (and the material terms of) the Proposed Acquisition and copies of analyses performed by the Board with respect to its evaluation of such transaction. I consider the understanding of these terms, particularly the proposed purchase price, to be critically important in determining how I and other shareholders should vote on the Conversion. I also suggested that, because of potential conflicts between mutual holding company members and public shareholders, the public shareholders should be represented by financial and legal advisors separate from those advising the mutual holding company. Thus far, the Company has not responded to these suggestions and concerns other than to say that the Company will refer them to counsel.

         Based on other transactions that I regard as comparable to the Proposed Acquisition, I believe that the acquisition price proposed was in excess of $25 per share. If this was the case, then I believe the Proposed Acquisition would be substantially superior in value to the Conversion that the Company's Board of Directors is proposing. Because of my view as to the likely purchase price, and in the absence of further information from the Company, I intend to vote shares under my control against the proposed Conversion and may encourage others to do so as well. The Prospectus indicates that the Conversion requires the affirmative vote of a majority of all shares not held by the mutual holding company. As of this date we own approximately 12% of those shares.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Based upon the September 30, 2001 Form 10-Q filed with the Securities and Exchange Commission by Liberty Bancorp, Inc., as of November 13, 2001, there were issued and outstanding 4,940,987 shares of common stock of Willow Grove Bancorp, Inc. As of December 21, 2001, Tyndall Partners, L.P. owned 175,673 of such shares, or 3.6% of those outstanding, Tyndall Institutional Partners, L.P. owned 69,046 of such shares, or 1.4% of those outstanding, and Madison Avenue Partners, L.P. owned 7,504 of such shares, or .1% of those outstanding. Jeffrey
S. Halis possesses sole power to vote and direct the disposition of all shares of common stock of Willow Grove Bancorp, Inc. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. Jeffrey S. Halis's interest in the Common Stock of the three entities as set forth herein is limited to the extent of his pecuniary interest, if any, in Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., respectively. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. in shares of common stock of Willow Grove Bancorp, Inc. during the sixty days preceding the date of the event that requires the filing of this statement (each of which were effected in ordinary brokers transactions):


                            A. Tyndall Partners, L.P.
                            -------------------------

        Date                         Quantity                      Price
        ----                         --------                      -----
                                   (Purchases)

      12-14-01                         2,000                       18.46

      12-20-01                         6,500                       19.05

      12-21-01                        15,000                       18.95


                                     (Sales)

      12-17-01                           300                       19.24

      12-18-01                           900                       19.25


                     B. Tyndall Institutional Partners, L.P.
                     ---------------------------------------

                                      NONE


                        C. Madison Avenue Partners, L.P.
                        --------------------------------

                                      NONE


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

         No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of Willow Grove Bancorp, Inc. between Jeffrey S. Halis and any person or entity.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------
         Not applicable.


                                    Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                              December 31, 2001

                                              /s/ Jeffrey S. Halis
                                              ----------------------------------
                                              Jeffrey S. Halis,  as principal of
                                              the general  partner  of  eac h of
                                              Tyndall  Partners,  L.P.,  Tyndall
                                              Institutional  Partners, L.P., and
                                              Madison Avenue Partners, L.P.


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).